January 22, 2013

Via EDGAR and Facsimile

Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Met-Pro Corporation
Form 10-K/A for the fiscal year ended January 31, 2012
Filed March 26, 2012
Form 10-Q for the period ended October 31, 2012
Filed December 6, 2012
File No. 1-7763

Dear Mr. Cash:

This letter serves to respond to your comment letter dated January 8, 2013 regarding  the Form 10-K/A filed on March 26, 2012, which was for the fiscal year ended January 31, 2012 and Form 10-Q filed on December 6, 2012, which was for the period ended October 31, 2012 of Met-Pro Corporation (“the Company”).

For your convenience, your comments have been stated below in their entirety, with the Company's responses to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in your January 8th comment letter. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the referenced Form 10-K/A and Form 10-Q.

Form 10-K/A for the fiscal year ended January 31, 2012

Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

1.
We note you cite several factors that impact your results of operations such as changes in volume, product mix and pricing pressures.  Please revise future filings to quantify the impact of each factor where practical.  Reference Release #33-8350.

Response:

The Company acknowledges your comment and beginning with our Form 10-K for the fiscal year ending January 31, 2013 and in future filings, we intend to provide more robust analysis of the material changes in the underlying drivers of our statement of operations in the Management’s Discussion and Analysis of Financial Condition and Results of Operation’s section that will include, where practical and applicable, changes in volume, product mix and pricing pressures.

Liquidity, page 21

2.	Please revise future filings to include the following disclosures:
•	The amount of cash and short term investments held by foreign subsidiaries;
•	A statement that you would need to accrue and pay taxes if repatriated; and
•	If appropriate, a statement that you do not intend to repatriate the funds.

Response:

The Company acknowledges your comment and beginning with our Form 10-K for the fiscal year ending January 31, 2013 and in future filings, we shall provide the following (illustrative) disclosure in the Liquidity section.

As of January 31, 2013, approximately $x.x million of the Company’s cash and cash equivalents were held by certain non-U.S. subsidiaries, as well as being denominated in foreign currencies. The repatriation of cash and cash equivalent balances from non-U.S. subsidiaries could have tax consequences; however, such cash and cash equivalent balances are generally available, without legal restrictions, to fund ordinary business operations at the local level. Deferred income taxes have not been provided on the unremitted earnings of such non-U.S. subsidiaries because it is management’s intention to reinvest such earnings in non-U.S. subsidiaries for the foreseeable future.

Critical Accounting Policies and Estimates, page 25
Pension Obligation, page 26

3.	Please revise future filings to include a quantified sensitivity analysis of the impact of changes in your significant assumptions. Reference Release #33-8350.

Response:

The Company acknowledges your comment and beginning with our Form 10-K for the fiscal year ending January 31, 2013 and in future filings, we shall include a quantified sensitivity analysis within our Critical Accounting Policies related to Pension Obligations, disclosing the impact of changes in our significant assumptions.

4.
We note you have made changes to your discount rate and expected long-term rate of return on assets.  Please revise future filings to quantify and discuss the impact that these changes had on your plan assets.

Response:

The Company acknowledges your comment and beginning with our Form 10-K for the fiscal year ending January 31, 2013 and in future filings, we shall quantify and discuss the impact that the changes in our discount rate and expected long-term rate of return on assets had on our plan assets, within our Critical Accounting Policies related to Pension Obligations.

5.
We note you have made changes to the percentages of assets allocated to debt and equity securities.  Please revise future filings to quantify and discuss the impact that these changes had on your plan assets.

Response:

The Company acknowledges your comment and beginning with our Form 10-K for the fiscal year ending January 31, 2013 and in future filings, we shall quantify and discuss the impact that the changes in our percentages of assets allocated to debt and equity securities had on our plan assets, within our Critical Accounting Policies related to Pension Obligations.

Note 11, Income Taxes, page 52

6.	Please review your disclosure in future filings to disclose the amount of undistributed earnings of foreign subsidiaries. Reference ASC 740-30-50.

Response:

The Company acknowledges your comment and beginning with our Form 10-K for the fiscal year ending January 31, 2013 and in future filings, we shall provide the following (illustrative) disclosure in the Income Tax Note.

The Company has not recorded incremental deferred income taxes on the undistributed earnings of its foreign subsidiaries because it is management’s intention to reinvest such earnings for the foreseeable future. At January  31, 2013, the undistributed earnings of foreign subsidiaries amounted to approximately $x.x million. Upon distribution of these earnings in the form of dividends or otherwise, the Company would be subject to U.S. income taxes and foreign withholding taxes, reduced by certain foreign tax credits.  If all of these earnings were to be repatriated at one time, the incremental U.S. income tax would be approximately $x.x million.

Note 15, Business Segments and Other Information, page 61

7.	Please provide us, and include in future filings, revenue information regarding your products. Reference ASC 280-10-50-40.

Response:

The Company acknowledges your comment.  We note that ASC 280-10-50-38 provides that “information required by paragraphs ASC 280-10-50-40 through 42 need be provided only if it is not provided as part of the reportable operating segment information required by this Subtopic.” The Company’s view is that product revenue information is disclosed as part of its disclosure of annual revenues by segment, in its Note 15, Business Segment and Other Information.” The Company’s view is that the manner in which its segments are defined provides adequate disclosure of product revenue.  The Company’s business activities are organized around similar products and services within each segment.  In this regard, we note the following:

•
The Product Recovery/Pollution Control Technologies Reporting Segment consists of one operating segment that provides solutions and manufactures products for the purification of air or liquids.  Many of these products are custom designed and engineered to solve a customer’s product recovery or pollution control issues.

•
The Fluid Handling Technologies Reporting segment is comprised of one operating segment that manufactures high quality horizontal, vertical and in-tank centrifugal pumps that handle corrosive, abrasive and high temperature liquids.

•	The Mefiag Filtration Technologies Reporting Segment is comprised of one operating segment that manufactures filtration systems utilizing primarily horizontal disc technology.
•
The Filtration/Purification Technologies Segment consists of two operating segments that supply proprietary chemicals for the treatment of municipal drinking water systems and boiler and cooling tower systems, cartridges and filter housings, and filtration productions for difficult air and liquid applications.

Furthermore, given the similar group of products and services and end-user markets within each segment, the long-term trends in revenue for specific products and services within each segment move similarly due to changes in macro-economic conditions.

Form 10-Q for the quarter ended October 31, 2012

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23
Critical Accounting Policies and Estimates, page 23
Revenue Recognition, page 23

8.
We note that you recognize revenue from contracts related to the Bio-Reaction Industries Inc. subsidiary using the percentage of completion method.  With a view towards disclosure, please provide us with a specific and comprehensive discussion regarding how the specific terms of your contract allow for this revenue recognition method.  Reference ASC 605.

Response:

The Company acknowledges your comment.  The Company’s view is that the contract related to the Bio-Reaction Industries Inc. subsidiary was appropriately accounted for utilizing the percentage of completion method, per ASC Topic 605.35 and related sub-topics.

From an overall scope perspective, we note that ASC 605-35-05-1 indicates that “This Subtopic provides guidance on the accounting for the performance of contracts for which specifications are provided by the customer for the construction of facilities or the production of goods or for the provision of related services.”  Further, ASC 605-35-05-2 indicates that “Contracts consist of legally enforceable agreements in any form and include amendments, revisions, and extensions of such agreements.  Performance will often extend over long periods, and the seller’s right to receive payment depends on the seller’s performance in accordance with the agreement.  The service may consist of designing, engineering, fabricating, constructing, or manufacturing related to the construction or the production of tangible assets.”  Additionally, we note that ASC 605-35-05-8 indicates that “Under most contracts for construction of facilities, production of goods, or provision of related services to a buyer’s specifications, both the buyer and the seller (contractor) obtain enforceable rights.   The legal right of the buyer to require specific performance of the contract means that the contractor has, in effect, agreed to sell his rights to work-in-progress as the work progresses.  Furthermore, the contractor has the right to require the buyer, under most financing arrangements, to make progress payments to support the buyer’s ownership investment and to approve the facilities constructed (or goods produced or services performed) to date if they meet the contract requirements.”

We note that there is only one contract for the Bio-Reaction Industries Inc. subsidiary for the fiscal period ending January 31, 2013, and the Company’s view is that this contract met these overall scope requirements, as per the related proposals, quotes, accepted purchase order and master terms and conditions documents.   Specifically, the Company (acting as an independent contractor for the customer),  entered into a specific contract, with enforceable rights and obligations, to construct on-site engineered equipment, according to the buyer’s specifications.  In addition, progress payments, at nine distinct milestones of the subject project, were specified as part of the overall agreement.

From a specific applicability perspective, we note that ASC 605-35-25-56 to 605-35-25-61, under the subtitle of Circumstances Appropriate for Using the Percentage-of-Completion Method indicates in ASC 605-35-25-56 that “The use of the percentage-of-completion method depends on the ability to make reasonably dependable estimates, which, for purposes of this Subtopic, relates to estimates of the extent of progress towards completion, contract revenues, and contract costs.”  Further, ASC 605-35-25-57 indicates that “The percentage-of-completion method is considered preferable as an accounting policy in circumstances in which reasonably dependable estimates can be made and in which all of the following conditions exist:
a) Contracts executed by the parties normally include provisions that clearly specify the enforceable rights regarding goods or services to be provided and received by the parties, the consideration to be exchanged and the manner and terms of settlement.
b) The buyer can be expected to satisfy all obligations under the contract.
c) The contractor can be expected to perform all contractual obligations.

The subject contract for the Bio-Reaction Industries Inc. subsidiary met this specific applicability requirement, as per the related proposals, quotes, accepted purchase order and master terms and conditions documents.  Specifically, the Company had the ability to make reasonably dependable estimates towards completion, contract revenues and contract costs, in connection with its project management and tracking, and contractual progress billings, over the duration of the construction period governed by the subject agreement.  In addition, the contract clearly specified the enforceable rights, consideration to be exchanged, terms of settlement between the buyer and seller,  and expectation of satisfying all performance obligations by both buyer (our customer) and seller (the Company, acting as contractor).

The Company’s intention is to continue to analyze the general and specific applicably of ASC 605, to the given facts and circumstances of specific contracts that the Bio-Reaction Industries Inc. subsidiary may enter into in the future, on a case-by-case basis.

The Company acknowledges that:

•   The Company is responsible for the adequacy and accuracy of the disclosures in its filings;
•   Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•   The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope the above information provides all the information your comment letter required.  If you have any questions or comments regarding these responses, please call me at (215) 723-6751.

Sincerely,

/s/ Neal E. Murphy
Neal E. Murphy
Vice President – Finance
Chief Financial Officer

cc: Patricia Armelin, SEC via Facsimile